Exhibit 99.1

LexinFintech Holdings Ltd. Announces Purchase of Land Usage Rights in Shenzhen

Land acquisition will be used for Lexin’s new headquarters as the Company expands

SHENZHEN, China, Feb. 19, 2020 /PRNewswire/ — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (Nasdaq: LX), a leading online consumer finance platform for educated young adults in China, announced that the Company has successfully bid for a plot of land in Shenzhen’s Nanshan district. Total purchase price for the acquisition of the land plot is expected to be RMB1.032 billion. The Company expects to enter into definitive agreements with the municipal government in the first quarter of 2020.

“This land acquisition will enable us to facilitate our continued growth and expansion, as we plan to build our new headquarters in this new location,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “In addition, the construction of our new headquarters in Shenzhen, one of China’s technology hubs, will allow us to further cement our position as one of the leading technology companies serving the credit and consumption needs of the young generation in China.”

The Company has paid a RMB206.4 million security deposit as part of the bid. Pursuant to the terms of the bid, the Company is expected to pay 50% of the total purchase price (minus the security deposit) immediately after the signing of the definitive agreements, and the remaining 50% of the purchase price within one year after the signing. The land use rights are subject to certain agreed-upon performance requirements and transfer restrictions.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of users funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexin.com

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.